October 17, 2019

Pieter Henning
Executive Director
Sibanye Stillwater Ltd
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue and Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa

       Re: Sibanye Stillwater Ltd
           Registration Statement on Form F-4
           Filed October 4, 2019
           File No. 333-234096

Dear Mr. Henning:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation